

September 25, 2013

Via E-mail
Scott Koenig, M.D., Ph.D.
President and Chief Executive Officer
MacroGenics, Inc.
9640 Medical Center Drive
Rockville, MD 20850

> **Re: MacroGenics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 20, 2013**
> **File No. 333-190994**

Dear Dr. Koenig:

We have reviewed your amended registration statement and correspondence dated September 20, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Stock-Based Compensation, page 62

1. With respect to the second bullet of comment two, please revise your disclosure to state how you weighted the market and income approaches within the PWERM analysis to determine the enterprise value.

2. As a reminder, we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative disclosures explaining the difference between the estimated offering price and the fair value of the most recent issuance once the price is known. In this regard, we note that a significant number of options have been granted in 2013.

2. Summary of Significant Accounting Policies
Revenues
Right-to-Develop Agreements, page F-17

3. We have reviewed your response to our comment six and have the following comments:
   - For each agreement in which a right-to-develop option exists, please provide us with your analysis as to whether the options to acquire the license are essential to the functionality of other deliverables in the arrangement. For example, on page 104 you state "If Servier elects not to exercise the option, it will lose all rights to develop and commercialize MGA271 licensed products…". In this regard, it is unclear whether the collaborative partner is substantively or economically compelled to exercise its option in order to realize value from the arrangement.
   - You state on page F-18 that none of the Company's right-to-develop agreements have been determined to contain substantive options which appears inconsistent with your response and disclosure in Note 8 that states that all of the options are substantive options.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Richard E. Baltz, Esq.
Arnold & Porter LLP